

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

William M. Brown
President and Chief Executive Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919

> **Re: Harris Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 8, 2015**
> **File No. 333-202539**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2015 letter.

Summary, page 11

Interests of Exelis' Directors and Executive Officers in the Merger, page 16

1. We note your response to prior comment 2. Please expand your disclosure on page 16 to quantify the amounts that Exelis' officers and non-employee directors would receive as a result of the merger.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP